Filed by Vornado Realty Trust
Filed by Dove Parent LLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rules 14a-16 and 14a-12
of the Securities Exchange Act of 1934

Subject Company: Equity Office Properties Trust
Commission File No.: 1-13115

210 Route 4 East
Paramus, NJ 07652

FOR IMMEDIATE RELEASE – January 17, 2007

Vornado, Starwood and Walton Street offer to buy Equity
Office Properties for $52.00 per share in cash and stock

Vornado would become the preeminent office REIT in key markets on both coasts

PARAMUS, NEW JERSEY — Vornado Realty Trust (NYSE: VNO) today announced that it has submitted a proposal with Starwood Capital and Walton Street to acquire Equity Office Properties Trust (NYSE: EOP) for $52.00 per share or unit, payable 60% in cash and 40% in Vornado shares.  The proposal would also provide EOP unitholders with the option to exchange their units for units of Vornado Realty LP.

At closing, Vornado would acquire and retain approximately half of EOP’s assets located in the major markets on the east and west coasts; Starwood and Walton would acquire the remaining assets.  Vornado anticipates funding its share of the acquisition by issuing approximately $10.6 billion in value of its shares and units and the balance with debt.  Vornado expects this transaction to be accretive to Funds From Operations per share.

The combination of Vornado’s existing portfolio and the assets it would acquire from EOP would  create preeminent positions in the New York City, Washington, Boston, San Francisco and Los Angeles markets.

Further, in conjunction with the transaction, Vornado plans to sell or co-venture selected assets.

As previously disclosed, an affiliate of Blackstone has agreed to acquire EOP.  There can be no assurance that EOP will be willing to terminate its agreement with Blackstone and enter into a merger agreement with Vornado, Starwood and Walton Street, and if EOP does enter into such a merger agreement there can be no assurance about the terms of that agreement.  In addition, any agreement that EOP enters into with Vornado, Starwood and Walton Street will be subject to a variety of conditions, and there can be no assurance that the acquisition will close.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks associated with the timing of and costs of financing commitments and general competitive factors.  More detailed information about these risks, uncertainties and other factors is set forth in Vornado’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.  Risks and uncertainties relating to the proposed transaction include the risks that: EOP will not enter into any definitive agreement with Vornado, Starwood and Walton Street or the terms of any agreement will be materially different from those described above; the parties will not obtain the requisite debt financing for the transaction; the anticipated benefits of the transaction will not be realized; and the proposed transactions will not be consummated.  Vornado is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with EOP proposed by Dove Parent (an entity formed by Vornado, Starwood and Walton Street), which may become the subject of a registration statement filed with the SEC.  This material is not a substitute for the joint proxy statement/prospectus that Vornado, Dove Parent and EOP would file with the Securities and Exchange Commission (“SEC”) if any agreement is reached or any other documents which Vornado or Dove Parent may send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Vornado, Investor Relations, 210 Route 4 East, Paramus, NJ  07652.

Participants in the Solicitation:

Vornado, Starwood, Walton Street, Dove Parent LLC and their trustees, directors, partners, managers, executive officers and other employees may be deemed to be participants in any solicitation of Vornado and EOP shareholders in connection with the proposed transaction.

Information about Vornado’s trustees and executive officers is available in Vornado’s proxy statement, dated May 1, 2006 for its 2006 annual meeting of stockholders.

Starwood Capital Group has been a leader in real estate investments since its inception in 1991.  Its investors are international and include some of the United States’ largest state and corporate pension funds, endowments and high-net worth families from around the world.  Currently, Starwood Capital manages a real estate portfolio valued at over $12 billion, through offices in Greenwich, Connecticut, Atlanta, San Francisco, Washington D.C., London, Tokyo and Mumbai.  In the past fifteen years, Starwood Capital has closed real estate transactions totaling in excess of $30 billion.  Starwood Capital has invested in nearly every class of real estate on a global basis, including office, retail, residential, senior housing, golf, hotels, resorts and industrial assets.  In addition to the recapitalization, reorganization and expansion of a troubled real estate investment trust to become what is today Starwood Hotels, Starwood Capital, in partnership with affiliates of Goldman Sachs, acquired National Golf Properties/American Golf Corporation in 2003, the largest owner/operators of golf courses and related facilities in the US.  Most recently, a Starwood Capital controlled affiliate closed the acquisition of Groupe Taittinger/Société du Louvre, Europe’s second largest hotel network, in a $3.2 billion transaction. Société du Louvre owns and operates a unique collection of 14 luxury hotels with over 3,000 rooms in France, Switzerland and Germany, and the second largest budget hotel chain in Europe.

Walton Street Capital, LLC is a private real estate investment company, which, has acquired over $9.0 billion of real estate on behalf of public and corporate pension funds, foreign institutions, insurance companies and banks, endowments and foundations, trusts and high net worth individuals.  Walton Street has invested in all sectors of real estate, including office, hotel, golf, retail, senior and student housing, multi-family and industrial properties through both individual, portfolio and company-level transactions in the U.S., Europe, Japan and Mexico.  Prior to forming Walton Street in 1995, the founding principals of Walton Street were part of the senior management of JMB Realty Corporation and its affiliates, which acquired in excess of $25 billion of real estate.

Dove Parent is a newly formed entity formed for the purpose of making the proposal to Equity Office Properties.

Contact:

Investors:	Vornado Realty Trust
Joseph Macnow, 201-587-1000

Media:	Kekst and Company
Roanne Kulakoff, 212-521-4837
Wendi Kopsick, 212-521-4867